Filed by Rockville Financial, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: United Financial Bancorp, Inc.

Commission File No.: 333-192930

BRANCH CONSOLIDATION

Talking Points

•	Rockville and United have some overlapping branches and consolidating them requires careful consideration to ensure our customers always have access to convenient, nearby banking locations with the expert and friendly banking teams they are accustomed to.

•	We identified four branches to consolidate to minimize branch overlap that would occur after our strategic merger of equals. At this time, this is only a proposed list – a formal application will be filed after legal close of this merger and would be subject to regulatory approval, meaning any consolidation would not take place until late 2014.

•	After studying the close proximity of Rockville and United branches and determining inefficiencies within our branch network, we identified four branches in Ellington, Enfield, Manchester and Suffield that will be consolidated in late 2014 – customers will be able to receive services from the combined bank’s nearby branches:

1.	The Rockville Bank branch located at 12 Main Street in Ellington will be consolidated into the United Bank branch at 287 Somers Road in Ellington. These two branches are less than one mile apart. The Bank will file an application to open a loan production office in the Rockville Bank branch and maintain an ATM there for customer convenience.

2.	United Bank’s branch located at 268 Hazard Avenue in Enfield will be consolidated into Rockville Bank’s branch at 231 Hazard Avenue. These two branches are less than a half mile apart. Rockville is currently planning a renovation at their Hazard Avenue branch to enhance the customers’ banking experience. Rockville Bank has another branch located in the Enfield Big Y Supermarket on Palomba Drive and United Bank has a branch located at 855 Enfield Street.

3.	United Bank’s branch located at 23 Main Street in Manchester will be consolidated into the Rockville Bank branch at 768 North Main Street. These two branches are only 1.22 miles apart. Rockville has two other branches in Manchester located at 341 Broad Street and the Big Y Supermarket Branch.

4.	United Bank’s branch located at 112 Mountain Road in Suffield will be consolidated into the Rockville Bank branch at 275 Mountain Road. These two branches are less than a half mile apart.

•	The hard working branch staff at these four locations will be offered comparable positions in the same or nearby communities within the new United Bank – ensuring customers will continue to be able to maintain close banking relationships with the branch employees they’ve come to know and trust.

•	United and Rockville customers should continue to do their banking as they normally would. Both banks will give customers ample notification as to when they can expect to see changes.

•	This decision will have little or no impact on the customer service. You will always enjoy the convenient banking experience both banks have a legacy for delivering its customers and our commitment to the communities we serve will be stronger than ever before through our foundations, community giving and employee volunteerism.

•	Over time, the combined bank will have the financial strength and efficient operations that will result in an increased demand for its products and services, possibly resulting in additional opportunities to open branches in the future.

•	Although we plan to consolidate four retail banking branches, our commitment to meeting the service and credit needs in the communities we serve will always remain a top priority.

Additional Information for Stockholders

In connection with the proposed merger, Rockville has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (File No. 333-192930) that includes a preliminary joint proxy statement of Rockville and United and a preliminary prospectus of Rockville, as well as other relevant documents concerning the proposed transaction. Rockville and United will mail the definitive joint proxy statement/prospectus to their stockholders. STOCKHOLDERS OF ROCKVILLE AND UNITED ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other filings containing information about Rockville and United at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other filings may also be obtained free of charge at Rockville’s website at www.rockvillefinancialinc.com under the section “SEC Filings” or at United’s website at www.bankatunited.com under the tab “About Us” and then “Investor Relations,” and then under the heading “SEC Filings.”

Rockville, United and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Rockville’s and United’s stockholders in connection with the proposed merger. Information about the directors and executive officers of Rockville and their ownership of Rockville common stock is set forth in the proxy statement for Rockville’s 2013 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 4, 2013. Information about the directors and executive officers of United and their ownership of United common stock is set forth in the proxy statement for United’s 2013 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 13, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is contained in the joint proxy statement/prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

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